EXHIBIT 4.2


SCHEDULE 5(D)

Options, Warrants, Rights, Convertible Instruments, Etc.
--------------------------------------------------------

SCHEDULE 5(H)

Litigation
----------

In September 2003, we were served with a lawsuit filed in the Supreme Court of New York, County of New York, by Stern & Co Communications LLC, d/b/a Stern & Co. Stern alleging that we breached a contract with them by failing to tender payment in full for services rendered. Stern sought to recover damages in the amount of $35,000, and a warrant to purchase 36,000 shares of our common stock. In November 2003, we entered into a stipulated settlement agreement with Stern. In consideration for a full release of Stern's claims, we granted Stern 15,000 shares of common stock and a warrant to purchase 15,000 shares of common stock at an exercise price equal to our closing stock price on the date of issuance.

In December 2003, Paul Musco, the ex-President of our wholly-owned subsidiary, Z prompt, Inc. filed suit against us and Z prompt in Superior Court of California, County of Orange, California. The claim alleged breach of contract, fraud and misrepresentation stemming from our acquisition of, and his termination of his employment with, Z prompt. Mr. Musco is seeking damages in excess of $1,000,000, plus punitive damages. We believe that Mr. Musco breached his agreements with Z prompt and have filed a cross complaint for breach of contract, fraud, negligence and breach of fiduciary duty seeking $2,000,000. Mr. Musco has since filed his own cross-compliant against us, Dennis Vadura, Frank Wiebe and Craig Hewitt alleging fraud and tortious interference with contract. Although no assurance can be given that we will prevail on the merits, we will vigorously defend these allegations.

In October 2003, a former employee of Z prompt, Nathalie Luu, filed suit against us and Z prompt in Superior Court of California, County of Orange, California. The complaint claims wrongful termination, intentional infliction of emotional distress and retaliatory discharge, based on allegations that the plaintiff was terminated for reporting alleged fraudulent accounting practices. The former employee is seeking $112,000 in monetary damages including loss of wages, plus punitive damages. Although no assurances can be given that we will prevail on the merits, we will vigorously defend these allegations.

On March 23, 2004, our wholly-owned subsidiary, Z prompt, Inc., filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Central District of California. As May 24, 2004, Z prompt had not filed a proposed Plan of Reorganization.

SCHEDULE 5(Q)

Undisclosed Material Liabilities.
---------------------------------

None.

SCHEDULE 5(S)

Capitalization
--------------

        Preferred stock, $0.001 par value, 50,000,000 shares authorized:

             Preferred stock - Series A, $0.001 par value, 10,000,000
               shares authorized; 1,252,129 outstanding

             Preferred stock - Series B, $0.001 par value, 1,000,000
               shares authorized; none outstanding

             Preferred stock - Series C, $0.001 par value, 3,000,000
               shares authorized; 500,000 shares issued and outstanding

             Preferred stock - Series D, $0.001 par value, 1,000,000
               shares authorized; 1,000,000 shares issued and outstanding


        Common stock, $0.001 par value, 150,000,000 shares authorized;
          67,735,986 shares issued and outstanding

SCHEDULE 8(E)

Use of Proceeds
---------------

Schedule 10.1

Other Securities to be Registered
---------------------------------

None.